[Letterhead of Buchanan Ingersoll & Rooney]

August 30, 2017

Via EDGAR and UPS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4631

Attention:	John Reynolds,
Assistant Director
Office of Beverages, Apparel and Mining

Re:	CONSOL Mining Corporation
Registration Statement on Form 10-12B
Filed July 11, 2017
File No. 001-38147

Dear Mr. Reynolds:

On behalf of CONSOL Mining Corporation (“CONSOL Mining,” “CoalCo” or the “Company”), set forth below are responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 7, 2017 (the “Comment Letter”), relating to the Registration Statement on Form 10-12B (File No. 001-38147), filed by the Company on July 11, 2017 (the “Registration Statement”). In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof. In addition to the electronic filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 1 marked to indicate the changes from the Registration Statement. We are also delivering under separate cover a CD containing the supplemental materials requested in Comment 14 below, for which we are requesting confidential treatment.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below. Capitalized terms not otherwise defined in this letter have the meanings given to them in Amendment No. 1.

John Reynolds

August 30, 2017

Information Statement

General

1.	In an appropriate location of your filing please provide an overview of the historical coal pricing for each of the markets in which you serve.

Response: In response to the Staff’s comment, the Company has augmented its disclosure on pages 55-56 of Amendment No. 1 to provide an overview of the historical coal pricing for each of the markets in which it serves.

Industry Information, page i

2.	Please revise the language in this paragraph to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your filing.

Response: The Company respectfully notes the Staff’s comment, and has revised the disclosure on page ii of Amendment No. 1 accordingly.

What are the material U.S. federal income tax consequences …, page vi

3.	Please revise to clearly state your conclusion regarding the tax consequences to shareholders without the assumption that the distribution will qualify as a transaction described in Section 355 of the Code. Alternatively, if the tax opinion is subject to uncertainty, please clarify and provide specific risk factor disclosure. For guidance, see Staff Legal Bulletin No. 19 (CF), Section III.C.4, which is available on our website. Make similar revisions in the risk factor on page 16 and in the Material U.S. Federal Income Tax Consequences section.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages vii-viii, 21-22 and 148-152 of Amendment No. 1.

4.	Please disclose the name of the law firm providing the tax opinion and supplementally provide us a copy of the tax opinion.

Response: The Company advises the Staff that it expects that Wachtell, Lipton, Rosen & Katz will provide a tax opinion to the effect that the distribution will be a transaction described in Section 355(a) of the Internal Revenue Code. Based on a telephonic discussion with the Staff on August 18, 2017 and the amended disclosure on pages vii-viii of Amendment No. 1, it is our understanding that the supplemental provision of the tax opinion is no longer requested.

Information Statement Summary, page viii

5.	We note your disclosure regarding your committed and contracted portfolio. If material, please describe any risks or assumptions related to projected sales. For example, we note your risk factor on page 2 describing potential adjustments and renegotiations of prices in your coal contracts.

John Reynolds

August 30, 2017

Response: The Company respectfully notes the Staff’s comment and has revised its disclosure on pages xii-xiii of Amendment No. 1 in response. Amendment No. 1 discloses that the committed and contracted sales positions reported (i.e., 95% of projected sales for the year ending December 31, 2017, and 64% of projected sales for the year ending December 31, 2018 – both statistics as of May 1, 2017) represent the volumes that the Company expects its customers will take under existing contracts in each of these calendar years, given current market conditions. Some of the Company’s sales contracts include provisions allowing its customers to nominate additional volumes at their option, to carry a portion of their committed tonnage over from one calendar year into a future year, or to increase or decrease their volume commitment for a given time period (e.g., year/quarter) within a specified tonnage range. These provisions could affect the volume of coal that the Company is required to deliver in a given year under existing contracts.

In addition, as noted in Amendment No. 1, CoalCo sells coal in the spot market and under both short-term and multi-year contracts that may contain base prices subject to pre-established price adjustments that reflect (i) variances in the quality characteristics of coal delivered to the customer beyond threshold quality characteristics specified in the applicable sales contract, (ii) the actual calorific value of coal delivered to the customer, and/or (iii) changes in electric power prices in the markets in which CoalCo’s customers operate, as adjusted for any factors set forth in the applicable contract. Such price adjustments, as well as “price reopener” or similar provisions in our multi-year coal sales contracts, may reduce the protection from coal price volatility traditionally provided by coal supply contracts.

Industry Overview and Market Outlook, page x

6.	Please update your industry and market data based on the most recently available publications. For example, update the BP Statistical Review data based on the June 2017 report. Update this information throughout the filing, including in the risk factors.

Response: In response to the Staff’s comment, the Company has updated the industry and market data provided on pages xiv-xv of Amendment No. 1 based on the most recently available publications. The Company has reviewed the industry and market data included in its risk factors and respectfully submits that the periods highlighted have been intentionally selected, as they provide evidential support for the specific risk being disclosed. For example, as it relates to the risk factor addressing factors that drive volatility in coal pricing, which by extension affects the Company’s financial results (pages 1-2 of Amendment No. 1), the Company chose to reference the first half of 2016 as compared to the same period in 2015, due to the 32% decrease in U.S. coal exports over that period.

John Reynolds

August 30, 2017

Information Statement Summary, page viii

Our Core Strengths, page xii

Strong, Well-Established Customer Base Supporting Contractual Volumes, page xiii

7.	We note your disclosure that you have “favorable access to seaborne coal markets through [y]our long-standing commercial relationship with a leading coal trading and brokering company that maintains a broad market presence with foreign coal consumers.” Please clarify whether you have any agreements with the coal trading and brokering company. If material, please describe the material terms of such agreement and file it as an exhibit. See Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has modified the disclosure on page xvii of Amendment No. 1 to clarify that it does have a marketing and resale agreement in place, pursuant to which separate and distinct purchase orders have been issued, with a coal trading and brokering company, Xcoal Energy & Resources (“Xcoal”). The Company respectfully submits that the agreement and purchase orders were made in the ordinary course of business and its business is not substantially dependent on such arrangement, and that it has therefore determined that the agreement with Xcoal is not a “material contract” as defined in Item 601(b)(10) of Regulation S-K.

Item 601(b)(10)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant…” Item 601(b)(10)(ii) of Regulation S-K states that a contract that “ordinarily accompanies the kind of business conducted by the registrant” shall be deemed to have been made “in the ordinary course,” unless it falls within one of several categories. A contract that falls within any such category must be filed as a material contract except where it is immaterial in amount or significance. The Company’s ordinary course of business involves the production and sale of coal and, as such, its agreement with Xcoal is the type of agreement that ordinarily accompanies its business.

Of the categories of ordinary course contracts that are nevertheless required to be filed, the Company has determined that only the category described in Item 601(b)(10)(ii)(B) (“contract upon which the registrant’s business is substantially dependent”) is potentially applicable to the Company’s contract with Xcoal.

There is no bright line test under Item 601(b)(10)(ii)(B) to determine whether a company is substantially dependent on a particular contract or agreement. The Company has determined that its business is not substantially dependent on its arrangement with Xcoal for the following reasons:

•	Under the Company’s marketing and resale agreement with Xcoal, the Company sells coal directly to Xcoal, which Xcoal then sells to third parties.

John Reynolds

August 30, 2017

Historically, the Company has sold coal to Xcoal for resale to third parties under numerous separate and distinct purchase orders that have separate terms and conditions. For the six months ended June 30, 2017 and the years ended December 31, 2016 and 2015, our purchase orders with Xcoal Energy accounted for approximately 14.5%, 10% and 17%, respectively, of total revenues, which the Company does not consider, either quantitatively or qualitatively, to represent the sale of the major part of its coal production.

•	The Company has experienced significant changes in the composition of opportunities presented to it by Xcoal and the revenue percentages attributable to such opportunities, and it expects this significant variability to continue in the future. For example, for the six months ended June 30, 2017 and the years ended December 31, 2016 and 2015, the Company sold coal to Xcoal for resale to third parties under 8, 18, and 29, respectively, separate and distinct purchase orders. Due to the variable nature of each distinct purchase order and the Company’s ability to accept or reject opportunities presented by Xcoal and utilize other third party providers as warranted, the Company does not believe that it is substantially dependent on its marketing and resale contract with Xcoal.

Following the separation, the Company will continue to assess whether it becomes substantially dependent upon the contract with Xcoal such that an exhibit filing is required under Item 601(b)(10)(ii)(B).

Summary Historical and Unaudited Pro Forma Combined Financial Data, page xxi

8.	It appears the quantity of recoverable reserves disclosed on page xxi is different than the quantity of reserves reported on pages 42 and 43 of your disclosure. Please revise or advise.

Response: In response to the Staff’s comment, the quantity of reserves reported on pages xxv and 52 of Amendment No. 1 has been revised.

Risk Factors, page 1

We will incur significant costs in connection with the separation and distribution …, page 15

9.	Please quantify the cash distribution to ParentCo and provide an estimate of the costs you expect to incur in connection with the transaction.

Response: In response to the Staff’s comment, the Company has revised the risk factor on page 18 of Amendment No. 1. The amount of expected cash distribution and the estimate of costs are not yet quantifiable for purposes of disclosure in Amendment No. 1.

John Reynolds

August 30, 2017

In connection with our separation we will assume, and indemnify …, page 16

10.	Please describe in greater detail and quantify, to the extent known, the potential liabilities in connection with the transaction.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has amended its risk factor on page 20 of Amendment No. 1 accordingly.

The Separation and Distribution, page 25

11.	If any executive officers or directors of CoalCo will receive any substantial interest or benefit not received by other shareholders in connection with the transaction (other than elections to office), please disclose under a separate heading in this section.

Response: The Company respectfully advises the Staff that there is no plan for any executive officers or directors of CoalCo to receive any substantial interest or benefit not received by other shareholders in connection with the transaction, other than compensation as a result of serving as an executive officer or director of CoalCo.

Business, page 38

12.	Please include a map showing the location and access to each of your significant properties. In this regard we reference Instruction 3 to Item 102 of Regulation S-K and paragraph (b) (1) and (2) of Industry Guide 7.

Response: In response to the Staff’s comment, the Company has included a map and additional detail regarding the location and access to each of its significant properties on pages 44-45 of Amendment No. 1.

13.	Please provide a brief description as to each of your mines, plants and other significant properties including the mine history, the number of continuous miner and longwalls units, the mine capacity, the mine life based on current reserves, and the preparation plant recovery.

Response: In response to the Staff’s comment, the Company has provided additional detail on the Company’s mines, plants and other significant properties, including mine history, the number of continuous miner and longwall units, mine capacity, mine life based on current reserves and the preparation plant recovery on pages 50-51 of Amendment No. 1.

14.	We note your disclosure of unassigned Northern Appalachia mineral reserves totaling 1.05 billion tons. Please forward to our engineer as supplemental information and not as part of your filing, your technical report or the information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. This information should include:

John Reynolds

August 30, 2017

•	Acreage breakdown by owned, leased or other.

•	Maps showing property, mine permit and reserve boundaries; including recent and historic production areas.

•	Drill-hole maps showing drill intercepts.

•	Justifications for the drill hole spacing used at various classification levels.

•	General cross-sections that indicate the relationship between coal seams, geology, and topography.

•	A detailed description of your procedures for estimating reserves.

•	The specific criteria used to estimate reserves.

•	An indication of how many years are left in your longest-term mining plan for each reserve block.

•	Site specific economic justification for the criteria you used to estimate reserves.

•	Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections.

•	Third party reviews of your reserves that were developed within the last three years.

•	Any other information needed to establish legal, technical and economic feasibility.

Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Response: The Company advises the Staff that a technical report establishing the legal, technical and economic feasibility of the materials designated as reserves, in conformance with paragraph (c) of Industry Guide 7, is being provided, in the form requested, directly to the Staff engineer as supplemental information for which confidential treatment is being requested.

15.	We note your disclosure on page 42 that some of your proven and probable coal reserves, currently classified as thermal coals, can be sold as metallurgical coal. For each mineral reserve listed in your reserve tables on pages 42 and 43 please disclose, as a percentage or other, the quantity of reserve that can be sold as metallurgical coal.

John Reynolds

August 30, 2017

Response: The Company respectfully acknowledges the Staff’s comment, and has augmented its narrative disclosure on page 49 of Amendment No. 1 to disclose the factors that affect the determination as to what portion of the Company’s thermal coal reserves could be sold as metallurgical coal.

16.	Please disclose the responsible party for the estimation of your mineral reserves. For example, tell us if your reserve estimates are prepared by internal geologists and engineers or by third parties. In this regard we reference paragraph (b) (5) of Industry Guide 7.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 49 of Amendment No. 1 to disclose that estimates of the Company’s mineral reserves have historically been calculated both by internal geologists and engineers employed by CONSOL Energy Inc., and independent third parties. Reserve estimates and evaluation processes are periodically audited by independent third parties to ensure accuracy.

17.	Please provide a summary of your current and proposed significant capital expenditures. In this regard we note your disclosure on page 56 that your 2017 coal capital investment is expected to be between approximately $120 – $136 million.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 68 of Amendment No. 1.

18.	Please tell us if you consider your metallurgical coal sales to be material. In your response please tell us the revenue from metallurgical coal sales in each of the last 3 years.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has revised its disclosure on page 54 of Amendment No. 1 to include annual revenue information for metallurgical coal sales over the last three years, which ranged between $58.3 million and $74.7 million for each of the past three years. The Company does not view its metallurgical coal sales as constituting a material portion of its total sales.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

Results of Operations, page 56

Year ended December 31, 2016 compared to the year ended December 31, 2015, page 60

John Reynolds

August 30, 2017

Other Costs, page 61

19.	Other Costs for the PAMC segment increased $164 million for the year ended December 31, 2016. Please expand your disclosure to include an explanation of this change. Please also provide the disclosure for the year ended December 31, 2015 compared to the year ended December 31, 2014. In addition, for the year ended December 31, 2015, you have recognized “Other Costs” as $122 million in income. To the extent you have included income or gains in “Other Costs,” please explain why you believe inclusion as Other Costs and Expenses is appropriate.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on page 74 of Amendment No. 1 to provide additional disclosure on Other Costs as requested for the year ended December 31, 2016. Further, the Company has included disclosure on page 80 of Amendment No. 1 to provide disclosure on Other Costs as requested for the year ended December 31, 2015 compared to the year ended December 31, 2014.

The OPEB plan change income referenced above was not included in unit costs for the PA Mining Operations division as it would have inappropriately skewed the cost per ton during the period the income was recorded and was not associated with the operations of the coal mine.

Income Taxes, page 64

20.	You disclose the fluctuation in the effective tax rates is primarily attributable to the impact of percentage depletion on the respective period’s pre-tax income. Based on your disclosure in Note 15 on page F-37, your effective tax rate in 2016 was also impacted by an increase of 25.1% due to IRS and state tax examination settlements. Please expand your disclosure in management’s discussion and analysis to address your settlements with the IRS and state. In addition, please expand your discussion to explain any expectations about trends that may impact your current or future tax expense. Please refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 77-78 of Amendment No. 1.

Liquidity and Capital Resources, page 71

21.	Please revise your disclosure to provide a discussion and analysis of cash flows from operating, investing and financing activities to address and quantify material changes in underlying drivers. Refer to section IV.B.1 of SEC Release No. 33-8350. Please also revise to include a discussion and analysis of cash flows for the three months ended March 31, 2017.

John Reynolds

August 30, 2017

Response: In response to the Staff’s comment, the Company has revised its cash flow disclosure on pages 86-87 of Amendment No. 1 to provide additional discussion and analysis of cash flows from operating, investing and financing activities as requested for all periods reflected.

Certain Relationships and Related Party Transactions, page 83

22.	As applicable, please disclose the approximate dollar value of the amount involved in each transaction. See Item 404(a)(3) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. The Company is currently finalizing the various agreements that will be amended in conjunction with the separation and confirms that it will in subsequent amendments disclose, in addition to the amounts currently disclosed, the approximate dollar value of amount involved under each of the relevant arrangements to the extent required to comply with Item 404(a)(3) of Regulation S-K.

Tax Matters Agreement, page 86

23.	Please briefly describe CoalCo’s and ParentCo’s respective rights, responsibilities and obligations in the event the transaction fails to qualify as tax-free.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 143 of Amendment No. 1 to briefly describe CoalCo’s and ParentCo’s respective rights, responsibilities and obligations in the event the transaction fails to qualify as tax-free.

Agreements with CNXC, page 87

24.	For each agreement, please disclose whether: CoalCo will assume the agreement; the agreement will be amended in connection with the transaction; or the agreement will be subsumed within another agreement related to the transaction. Also describe any material amendments to these agreements.

Response: The Company respectfully acknowledges the Staff’s comments. The Company has revised its disclosure on pages 144-147 of Amendment No. 1 to provide additional information (to the extent currently determined by the Company) as to whether the specific agreements set forth will be assumed, amended or subsumed within another agreement. The Company confirms that it will provide additional updated disclosure regarding material amendments to such agreements in a subsequent amendment to the Registration Statement.

Material U.S. Federal Income Tax Consequences, page 91

25.	Please revise the language in this section that the tax disclosure is “for general information only” to remove the implication that shareholders are not entitled to rely on this disclosure.

John Reynolds

August 30, 2017

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 148-152 of Amendment No. 1.

Index to Financial Statements, page F-1

Statements of Combined Cash Flows, page F-8

26.	Please reconcile the net parent distributions presented in the statements of combined cash flows to the net parent distributions presented in the combined statements of equity for each period presented.

Response: In response to the Staff’s comment, the following presents a reconciliation between the net parent distributions presented in the statements of combined cash flows to the net parent distributions presented in the combined statements of equity for each period presented.

	For the Years Ended December 31,
	2016	2015	2014
Net Parent Distributions Per Statements of Combined Cash Flows	$(270,969)	$(461,051)	$(421,674)

Stock-Based Compensation	$(11,710)	$(8,406)	$(19,860)

Non-Cash Disclosures:
Capital Equipment	$(575)	$105,074	$112,480
Non-Cash Receivables	1,600	(2,048)	8,062

Total Non-Cash Disclosures	$1,025	$103,026	$120,542

Net Parent Distributions Per Combined Statements of Equity	$(260,284)	$(555,671)	$(522,356)

Note 2. Significant Accounting Policies, page F-10

Parent Net Investment, page F-15

27.	The Parent Net Investment balance represents 39.4% of net equity. We note this balance represents a net balance reflecting CONSOL Energy’s initial investment in the Predecessor, subsequent adjustments resulting from CONSOL Mining Corporation’s operations and various transactions between CONSOL Mining Corporation and CONSOL Energy. The balance also includes the results of CONSOL Mining Corporation’s participation in CONSOL Energy’s centralized cash management program and other allocated costs. Please revise to further explain the “various transactions between CONSOL Mining Corporation and CONSOL Energy”. In addition, please revise your disclosure to provide a rollforward of the changes in this account, or tell us why you believe this disclosure is not necessary.

John Reynolds

August 30, 2017

Response: The Company respectfully acknowledges the Staff’s comment and has revised page F-15 of Amendment No. 1 to provide further explanation of the various transactions between the Company and CONSOL Energy Inc.

In response to the Staff’s comment regarding a rollforward of the changes in the Parent Net Investment account, the Company respectfully submits that it believes that additional information would not provide meaningful information to the financial statement users and would not be beneficial to prospective stockholders of CONSOL Mining Corporation because none of the transactions will continue following the completion of the separation and distribution.

Revenue Recognition, page F-15

28.	We note on page 46 that your coal pricing for multiple-year agreements generally provide the opportunity to periodically adjust the contract prices through pricing mechanisms, including periodically negotiated prices that reflect market conditions at the time and base-price-plus escalation methods which allow for periodic price adjustments based on inflation indices. Please expand your accounting policy disclosure to discuss the types of sales adjustments you record, how you determine the estimate and quantify the adjustment amounts for all periods presented.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page F-15 of Amendment No. 1 to clarify that all coal prices are fixed and determinable prior to title of the coal being passed to the Company’s customers. Except for normal quality adjustments and positive electric power price-related adjustments, none of the Company’s coal sales contracts allow for retroactive adjustments to pricing after title to the coal has passed. These adjustments were not material to any of the periods presented.

Form 10

29.	Please include all material contracts in the exhibit index. We also note your disclosure on pages 87 – 89 of the Information Statement regarding the agreements between CNXC and ParentCo. Please file any such amended agreements as exhibits or advise. See Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the exhibit index to Amendment No. 1 so as to include material contracts that are currently expected to be entered into that will require inclusion as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

******************************

John Reynolds

August 30, 2017

If you have any questions with respect to the foregoing, please contact me at (412) 562-8444 or by email at jennifer.minter@bipc.com or Jenna Levine at (212) 403-1172 or by email at JELevine@wlrk.com. Thank you.

Sincerely,

BUCHANAN INGERSOLL & ROONEY PC

/s/ Jennifer R. Minter
Jennifer R. Minter

cc:	James Brock (CONSOL Mining Corporation)

Stephanie L. Gill, Esq. (CONSOL Energy Inc.)

Martha Wiegand, Esq. (CONSOL Mining Corporation)

Jenna Levine, Esq. (Wachtell, Lipton, Rosen & Katz)

David A. Katz, Esq. (Wachtell, Lipton, Rosen & Katz)